July 2, 2021

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Emo Capital Corp. Registration Statement on Form 10-12G Filed June 9, 2021 File No. 000-54291

Ladies and Gentlemen:

This letter sets forth the responses of Emo Capital Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated June 23, 2021 (the “Letter”), relating to the Company’s Registration Statement on Form 10-12G, File No. 000-54291 (the “Registration Statement”), filed on June 9, 2021 (the “Original Filing”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form 10-12G

Risk Factors

As of July 31, 2020, we had total liabilities of $60,415..., page 10

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In your letter dated June 9, 2021, you state that the company is unable to identify the shareholder who made the loan of $13,425. Please disclose this in the filing and the risks and uncertainties related to not knowing the identity of the lender. Explain how the loan is evidenced, how you determined that it is from a shareholder, and how you determined that the loan is without interest or a fixed term of repayment.

We respectfully advise the Staff that we have added a risk factor that appears on page 10 of Amendment No. 1 in response to the Staff’s comment. Specifically, the risk factor discloses the existence of a loan in the amount of $13,425 (the “Loan”) that (i) was made prior to the date on which current management assumed control of the Company, (ii) how we determined that the Loan is without interest or a fixed term of repayment and (iii) that the Company does not know the identity of the lender. In addition, the new risk factor explains that current management does not have any documentation evidencing the Loans. Finally, the new risk factor advises investors that if the lender were to demand repayment of the Loans, that we may not have the resources to make such payment and that we may have suspend or discontinue operations, which could result in stockholders losing the entire amount of their investment in our Company.

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As a consequence of adding the risk factor described above, we revised slightly the risk that immediately follows the new risk factor relating to other liabilities of the Company.

We hope that the response we have provided in this correspondence is helpful and fully resolves the comment raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned or our counsel, William Ruffa.

Very truly yours,
Emo Capital Corp.

/s/ Adeeb Tadros
Adeeb Tadros, President

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